Date    12 January 2001
Number  02/01

BHP ANNOUNCES DRILLING RESULTS
FROM SECOND 'MAD DOG' APPRAISAL WELL

BHP Limited (BHP) today announced further results from the appraisal drilling programme of Mad Dog, one of its three oil field discoveries in the Atwater Foldbelt. The Atwater Foldbelt is one of the Company's key exploration plays in the deep- and ultra-deepwater Gulf of Mexico.

The Mad Dog NO. 3 appraisal well is located in Green Canyon Block 783 in 4,320 feet of water. It is located approximately 1.7 miles northeast of Mad Dog
NO. 2 and approximately 3.7 miles northeast of the original discovery well. The purpose of the Mad Dog NO. 3 well was to determine the extent of the field to the northeast.

The well reached a total depth of 21,810 feet, encountering 200 net feet of hydrocarbon bearing sands. In addition, the well delineated the extent of the previously recognized Miocene reservoirs and provided a better understanding of the structural complexity of the field.

A sidetrack was drilled updip some 4,000 feet to the southwest of the original borehole into GC Block 782. Drilled to a total depth of 22,426 feet, it confirmed the lateral extent and thickness of the hydrocarbon-bearing Miocene reservoirs penetrated in the original wellbore.

President BHP Petroleum, Philip Aiken, said: "The well results provide further valuable information necessary to progress towards the commercial development of the Mad Dog field. Given the added structural complexity of the field, the need for an additional appraisal well is being determined. The interpretation of well data, and the possible additional well, will enable the resource size to be estimated with greater confidence and to optimise the nature of the development for the field."

The Mad Dog accumulation is located inside a unit that was expanded to eight blocks in April 2000.
It comprises GC 825, GC 826, GC 738, GC 739, GC 781, GC 782 (the northern half of the block was added to the original prospect area that included the southern half), and GC 783. The Mad Dog discovery well was completed in December 1998 in GC 826 and encountered 300 net feet of hydrocarbons.
Mad Dog NO. 2 encountered 265 net feet of oil pay.

Mad Dog is located approximately 15 miles southwest of the Company's Atlantis discovery (GC 699), where a second appraisal well is expected to spud later this year.

BHP has a 23.9 percent working interest in Mad Dog with partners BP (the operator with a 60.5 percent interest) and Unocal, which has a 15.6 percent interest.

BHP has interests in a total of 128 blocks in the Atwater Foldbelt trend, and a total of 226 leasehold positions in the deepwater or ultra-deepwater Gulf of Mexico, making it an important component of BHP's focussed exploration strategy.


Further information can be found on our Internet site: http://www.bhp.com



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